:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
                                                   :OMB Number:      3235-0145:
                                                   :Expires: December 31, 1997:
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per form ..... 14.90:
                                                   :--------------------------:


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                         STARWOOD HOTELS & RESORTS TRUST
                    STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

                                (Name of Issuer)

            Shares of Beneficial Interest, Par Value $0.01 Per Share
                Share of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   855905 20 4
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 2 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WHWE L.L.C.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              2,320,215
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      2,320,215
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,320,215

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 3 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Whitehall Street Real Estate Limited Partnership V
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              2,230,215
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      2,230,215
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,230,215

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 4 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WH Advisors, L.P. V
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              2,230,215
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      2,230,215
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,230,215

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 5 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Capital Partners, L.P.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              1,862,226
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      1,862,226
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,862,226

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 6 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Advisors, L.P.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              1,862,226
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      1,862,226
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,862,226

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 7 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Goldman Sachs Group, L.P.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              4,959,276
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      4,959,276
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,959,276

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.8%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC/PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 855905 20 4                                        PAGE 8 OF 35 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF; OO
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |X|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             -0-
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              4,959,276
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              -0-
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      4,959,276
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,959,276

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.8%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN/BD/IA
-------------------------------------------------------------------------------

CUSIP No. 855905 20 4                                      PAGE 9 OF 35 PAGES


Item 1.  Security and Issuer.

         The titles of the classes of equity securities to which this statement relates are the shares of Beneficial Interest, par value $.01 per share (the "Trust Shares"), of Starwood Hotels & Resorts Trust, a Maryland real estate investment trust ("Starwood Trust"), and the shares of Common Stock, par value $.01 per share (the "Corporation Shares"), of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation ("Starwood Corporation" and, together with Starwood Trust, "Starwood"). Pursuant to a pairing agreement between Starwood Trust and Starwood Corporation, each stockholder of Starwood owns an equivalent number of Trust Shares and Corporation Shares, and the Trust Shares and the Corporation Shares may be held and traded only in units consisting of one Trust Share and one Corporation Share (the "Paired Shares"). The principal executive offices of Starwood Trust are located at 2231 E. Camelback Road, Suite 410, Phoenix, Arizona 85016, and the principal executive offices of Starwood Corporation are located at 2231 E. Camelback Road, Suite 400, Phoenix, Arizona 85016.


Item 2.  Identity and Background.

         This statement is being filed by WHWE L.L.C. ("WHWE"), Whitehall Street Real Estate Limited Partnership V ("Whitehall"), WH Advisors, L.P. V ("WH Advisors, L.P."), GS Capital Partners, L.P. ("GS Capital Partners"), GS Advisors, L.P. ("GS Advisors, LP"), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. ("GS Group", and, together with WHWE,

CUSIP No. 855905 20 4                                      PAGE 10 OF 35 PAGES


Whitehall, WH Advisors, L.P., GS Capital Partners, GS Advisors, L.P., and GS&Co., the "Reporting Persons").*

         The business address of each Reporting Person is 85 Broad Street, New York, New York 10004.

         WHWE is a Delaware limited liability company formed in 1995 in connection with the acquisition of Westin Hotel Company, a Delaware corporation, and its affiliates (collectively, "Westin") by the Reporting Persons and certain other persons. WHWE was formed to act as a member of W&S Hotel L.L.C., a Delaware limited liability company which previously owned Westin ("W&S L.L.C.").

         Whitehall is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. Whitehall is the controlling member of WHWE. WH Advisors, L.P., a Delaware limited partnership, acts as the sole general partner of Whitehall.

         GS Capital Partners is a Delaware limited partnership that was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, L.P., a Delaware limited partnership, acts as the sole general partner of GS Capital Partners.



--------
* Neither the present filing nor anything contained herein shall be construed as an admission that WHWE, Whitehall, WH Advisors, L.P., GS Capital Partners, GS Advisors, L.P., GS&Co. or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that WHWE, Whitehall, WH Advisors, L.P., GS Capital Partners, GS Advisors, L.P., GS&Co. or GS Group constitute a "group" for any purpose.

CUSIP No. 855905 20 4                                       PAGE 11 OF 35 PAGES


         GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of GS&Co., owns a 99% interest in GS&Co. GS&Co. is the investment manager for GS Capital Partners and Whitehall. GS Group is a Delaware limited partnership and holding partnership that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of GS&Co. is The Goldman, Sachs & Co. L.L.C. ("GS L.L.C."), which is wholly-owned by GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of (i) each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and GS&Co. are set forth on Schedule I hereto and are incorporated herein by reference, (ii) each director and executive officer of WH Advisors, Inc. V, a Delaware corporation that is the sole general partner of WH Advisors, L.P., are set forth on Schedule II-A hereto and are incorporated herein by reference and (iii) each director and executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, L.P., are set forth on Schedule II-B hereto and are incorporated herein by reference.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, Schedule II-A or Schedule II-B has, during the

CUSIP No. 855905 20 4                                       PAGE 12 OF 35 PAGES


past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or, except as set forth in Schedule III to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is  qualified  in its  entirety by reference to Schedule I,
Schedule II-A, Schedule II-B and Schedule III which are attached hereto and incorporated into this Item by reference.


Item 3.  Source and Amount of Funds or Other Consideration.

         WHWE, GS Capital Partners and certain other investment limited partnerships affiliated with GS&Co. and GS Group (the "Other Limited Partnerships") directly and indirectly through subsidiary entities, acquired the Starwood securities that are the subject of this statement pursuant to the Transaction Agreement, dated as of September 8, 1997 (the "Transaction Agreement"), by and among WHWE, Woodstar Investor Partnership, a Delaware general partnership, Nomura Asset Capital Corporation, a Delaware corporation , Juergen Bartels, W&S L.L.C., Westin Hotels & Resorts Worldwide, Inc., a Delaware corporation ("Worldwide"), W&S Lauderdale Corp., a Delaware corporation ("Lauderdale"), W&S Seattle Corp., a Delaware corporation ("Seattle"), Westin St. John Hotel Company, Inc., a United States Virgin Islands corporation ("St. John"), W&S Denver Corp., a Delaware corporation ("Denver"), W&S Atlanta Corp., a Delaware corporation ("Atlanta"), Starwood Trust, SLT Realty Limited Partnership, a Delaware limited partnership

CUSIP No. 855905 20 4                                       PAGE 13 OF 35 PAGES


("Starwood Realty Partnership"), Starwood Corporation and SLC Operating Limited Partnership, a Delaware limited partnership ("Starwood Operating Partnership"). Pursuant to the Transaction Agreement, Worldwide merged with and into Starwood Trust, and the outstanding shares of Worldwide were converted into an aggregate of 6,285,783 shares of Class A Exchangeable Preferred Shares of Starwood Trust ("Class A EPS"), an aggregate of 5,294,783 shares of Class B Exchangeable
Preferred Shares of Starwood Trust ("Class B EPS") and cash. In addition, pursuant to the Transaction Agreement, the stockholders of Lauderdale, Seattle and Denver contributed all of the outstanding shares of such companies to Starwood Realty Partnership in exchange for an aggregate of 597,844 Class A Partnership Units of Starwood Realty Partnership ("Realty Partnership Units") and shares of Class B EPS and the assumption of indebtedness, and the stockholders of Atlanta and St. John contributed all of the outstanding shares of such companies to Starwood Operating Partnership in exchange for an aggregate of 393,156 Class B Partnership Units of Starwood Operating Partnership ("Operating Partnership Units") and shares of Class B EPS and the assumption of indebtedness. The shares of Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units acquired by such Reporting Persons reflect their respective proportionate share of the consideration received in the transactions contemplated by the Transaction Agreement (the "Transaction"). See Items 5 and 6 for a discussion of the terms on which the Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units received in the Transaction may be exchanged for Paired Shares or other securities issued by Starwood. The shares of Westin beneficially owned by such Reporting Persons prior to the consummation of the Transaction were indirectly acquired in connection with the acquisition of Westin by W&S L.L.C. in 1995.

CUSIP No. 855905 20 4                                       PAGE 14 OF 35 PAGES


         Whitehall and WH Advisors L.P. may be deemed to beneficially own the Paired Shares that may be deemed to be beneficially owned by WHWE. GS Advisors L.P. may be deemed to beneficially own the Paired Shares that may be deemed to be beneficially owned by GS Capital Partners. GS Group and GS&Co. may be deemed to beneficially own the Paired Shares that may be deemed to be beneficially owned by WHWE, Whitehall, WH Advisors, L.P., GS Capital Partners and GS Advisors L.P.

         In addition, GS Group and GS&Co. may be deemed to beneficially own 200,455 Paired Shares that may be deemed to be beneficially owned by the Other Limited Partnerships. Also, as of January 2, 1998, GS&Co. and GS Group may be deemed to own beneficially 576,380 Paired Shares and certain put options held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"). GS&Co. purchased these Paired Shares and put options in the ordinary course of its business on behalf of the Managed Accounts. All such transactions that were effected during the past 60 days are set forth on Schedule IV hereto and were effected through The New York Stock Exchange or The Chicago Board of Options Exchange. The aggregate consideration for the purchases listed on Schedule IV was $729,256.06. GS&Co. and GS Group each disclaims beneficial ownership of Paired Shares (i) beneficially owned by the Reporting Persons other than GS&Co. and GS Group or by the Other Limited Partnerships to the extent of the equity interests in such Reporting Persons or such Other Limited Partnerships held by persons other than GS&Co, GS Group or their affiliates and (ii) held in Managed Accounts. In addition, each of the Reporting Persons disclaims beneficial ownership of Paired Shares to the extent that the Class A EPS, Class B EPS, Realty Partnership Units and

CUSIP No. 855905 20 4                                       PAGE 15 OF 35 PAGES


Operating Partnership Units may be exchanged for cash rather than Paired Shares at the option of Starwood as described in Item 6.

         None of the persons listed on Schedules I, II-A or II-B hereto has contributed any funds or other consideration towards the purchase of the securities of Starwood reported in this statement, except insofar as they may be general or limited partners of certain of the Reporting Persons or the Other Limited Partnerships and have made capital contributions to such Reporting Persons or such Other Limited Partnerships, as the case may be.


Item 4.  Purpose of Transaction.

         WHWE, GS Capital Partners and the Other Limited Partnerships acquired their direct or indirect interests in Westin for the purpose of acquiring an equity investment in Westin. WHWE, GS Capital Partners and the Other Limited Partnerships, directly and indirectly through subsidiary entities, acquired the Starwood securities described in this statement in connection with the Transaction, which resulted in the acquisition by Starwood of Westin.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, Schedule II-A or Schedule II-B, has any present plan or intention which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

         1. The Class A EPS is, pursuant to its terms, and the Realty Partnership Units and the Operating Partnership Units are, pursuant to the terms of Exchange Rights Agreements, dated as of January 2, 1998, with Starwood Realty Partnership and Starwood Operating Partnership, respectively (the "Exchange Rights Agreements"), exchangeable for Paired Shares subject to the right of Starwood to deliver cash in lieu of Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities

CUSIP No. 855905 20 4                                      PAGE 16 OF 35 PAGES


     and the delivery of the net purchase price from such sale to the exchanging holder). The Class B EPS is, pursuant to its terms, exchangeable for Class A EPS, which, as described above, is exchangeable for Paired Shares, subject to the right of Starwood to deliver cash in lieu of such Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). In addition the Realty Partnership Units and Operating Partnership Units are, pursuant to the Exchange Rights Agreements, exchangeable for shares of Class B EPS, subject to the right of Starwood to deliver cash in lieu of such Starwood securities (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). Each Reporting Person expects to evaluate, on an ongoing basis, whether to exercise such exchange rights and the timing, if any, of any such exchange.

         2. The Transaction Agreement provides that immediately following consummation of the Transaction, the Board of Trustees of Starwood Trust and the Board of Directors of Starwood Corporation will be expanded to add one member to each of the boards. The vacancies created by this expansion will be filled by two persons designated by affiliates of GS Group. These designees intend to serve on their respective boards until the end of their term (the 1998 Annual Meeting) unless removed earlier pursuant to the charter or bylaws of, or law applicable to, Starwood Trust or Starwood Corporation, as applicable. In these capacities, the designee to the Board of Directors of Starwood Corporation and the designee to the Board of Trustees of Starwood Trust will participate, and will have the opportunity to vote, on matters that are presented to the Board of Directors or Board of Trustees, including sales of assets, extraordinary corporate transactions, and changes to Starwood's capitalization, dividend policy, business or corporate structures. The Transaction Agreement provides that, from and after the expiration of such initial terms, and as long as affiliates of GS Group do not transfer to unaffiliated entities more than 50% of the Starwood securities received by them in the Transaction, affiliates of GS Group will have the right to require Starwood Corporation to include an individual designated by Goldman Sachs and approved by Starwood Corporation in the management slate of nominees to the Board of Directors of the Corporation. In addition, the Transaction Agreement provides that, from and after the expiration of such initial terms, and as long as affiliates of GS Group do not transfer to unaffiliated entities more than 75% of the Starwood securities received by them in the Transaction, affiliates of GS Group will have the right to require Starwood Trust to include an individual designated by affiliates of GS Group and approved by Starwood Trust in the management slate of nominees to the Board of Trustees of Starwood Trust. In the event that affiliates of GS Group transfer Starwood Securities in excess of the specified thresholds, these rights to designate nominees will cease to exist. In addition, pursuant to the Transaction Agreement, Juergen Bartels, formerly the chairman and chief executive officer of Westin, will be appointed to the Board of Directors of Starwood Corporation to fill an additional vacancy created by the expansion of the Board of Directors of Starwood Corporation. In the event that Starwood Trust defaults in its obligations under the Class B EPS, including the exchange and redemption provisions,

CUSIP No. 855905 20 4                                     PAGE 17 OF 35 PAGES


     the holders of a majority of the outstanding Class B EPS will have the right to designate two additional members of the Board of Trustees of Starwood Trust.

         3. In connection with the Transaction, the Declaration of Trust of Starwood Trust and the Certificate of Incorporation of Starwood Corporation were amended to permit the issuance of additional Paired Shares, including the issuance of additional Paired Shares upon conversion of the Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units issued in connection with the Transaction. In addition, the partnership agreement of the Realty Partnership and the partnership agreement of the Operating Partnership were amended to provide for the issuance of the Realty Partnership Units and the Operating Partnership Units issued in the Transaction.

         4. The terms of the Class A EPS and Class B EPS provide that the holders of such securities will be entitled to receive dividends on such securities in an amount equal to the amount of dividends declared on the Paired Shares, and the terms of the Realty Partnership Units and the Operating Partnership Units provide that the holders of such partnership units will be entitled to participate in the receipt of distributions from the Realty Partnership and the Operating Partnership with other holders of partnership units of the Realty Partnership and the Operating Partnership that do not have any preferences in the receipt of distributions. The terms of the Class B EPS also provide for the payment of default rate dividends at the greater of LIBOR plus 4% or the amount of dividends paid on the Paired Shares in the event that Starwood defaults on its obligations under the terms of the Class B EPS.

         5. See Item 6 for a discussion of the anti-dilution provisions of the Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units that may result in the acquisition of additional Paired Shares by the Reporting Persons upon the exchange of such securities for shares of Class A EPS, Class B EPS or Paired Shares.

         6. Starwood and certain of the Reporting Persons and certain Other Limited Partnerships are also party to a Registration Rights Agreement, dated as of January 2, 1998 (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, such Reporting Persons and other holders of Starwood securities issued in the Transaction have the right to demand that Starwood file registration statements with respect to Paired Shares held by such holders (and, in the event of a default by Starwood under the terms of the Class B EPS, the Class B EPS held by such holders). Such holders also have certain rights to participate in other registered offerings of Paired Shares by Starwood. See Item 6.

         The foregoing discussion is qualified in its entirety by reference to the Transaction Agreement, the Registration Rights Agreement, the amendment to the Declaration of Trust of Starwood Trust creating the Class A EPS and Class B EPS and the Exchange Rights Agreements

CUSIP No. 855905 20 4                                      PAGE 18 OF 35 PAGES


which are filed as exhibits hereto, each of which is incorporated by reference in their entirety into this Item 4.

         Each Reporting Person expects to evaluate on an ongoing basis Starwood's financial condition, business operations and prospects, market price of the Paired Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Paired Shares or securities convertible or exchangeable for Paired Shares; may dispose of shares of Class A EPS, Class B EPS or Paired Shares; exchange shares of Class A EPS for Paired Shares, exchange shares of Class B EPS for shares of Class A EPS or exchange Realty Partnership Units or Operating Partnership Units for shares of Class B EPS or Paired Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the EPS or Paired Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedule I,
Schedule II-A and Schedule II-B hereto may make the same evaluation and reserves the same rights.


Item 5.  Interest in Securities of the Issuer.

         (a) The shares of Class A EPS are exchangeable for Paired Shares at any time, subject to the right of Starwood to deliver cash in lieu of Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase

CUSIP No. 855905 20 4                                       PAGE 19 OF 35 PAGES




price from such sale to the exchanging holder). The shares of Class B EPS are exchangeable for Class A EPS at any time after January 2, 1999, which, as described above, are exchangeable for Paired Shares, subject to the right of Starwood to deliver cash in lieu of such Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). The Realty Partnership Units and Operating Partnership Units are exchangeable at any time for Paired Shares, subject to the right of Starwood to deliver cash in lieu of Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder), and are exchangeable, at any time prior to January 2, 2003, for shares of Class B EPS, subject to the right of Starwood to deliver cash in lieu of shares of Class B EPS (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). The initial exchange ratio for all such exchanges is 1:1, and such ratio is subject to equitable adjustment in certain events, including the payment of a stock dividend by Starwood Trust or Starwood Corporation or the completion of a recapitalization of Starwood or a reclassification of the Starwood securities. In addition the shares of Class B EPS may, at the option of either the holder or Starwood, be redeemed, from and after January 2, 2003, at a price equal to $38.50 or, in certain circumstances, Paired Shares having an equivalent value.

         The information set forth below in this Item 5 is presented on the basis that the shares of Class B EPS were immediately exchangeable into Class A EPS, which, as noted above, is immediately exchangeable for Paired Shares, without giving effect to any anti-dilution adjustments.

CUSIP No. 855905 20 4                                      PAGE 20 OF 35 PAGES


In addition, the percentage of Paired Shares held by each Reporting Person presented below is presented on the basis of the number of Paired Shares reported to be outstanding as of January 3, 1998 (as reported in Starwood's Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 1997, as adjusted to give effect to the issuance of the Class A EPS and Class B EPS issued in the Transaction and, where applicable, to give effect to the issuance of the Realty Partnership Units and Operating Partnership Units issued to such Reporting Person, assuming the exchange by such Reporting Person of such Realty Partnership Units and Operating Partnership Units into Paired Shares) (the "Percentage Basis"). For purposes of this Item 5, the term "Starwood Transaction Securities" means the shares of Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units issued in the Transaction.

         As of January 2, 1998, WHWE beneficially owned, and Whitehall and WH Advisors, L.P. may be deemed to beneficially own, 2,320,215 Paired Shares, representing approximately 3.7% of the outstanding Paired Shares (presented on the Percentage Basis).

         As of January 2, 1998, GS Capital Partners beneficially owned, and GS Advisors, L.P. may be deemed to beneficially own, 1,862,226 Paired Shares, representing approximately 3.0% of the outstanding Paired Shares (presented on the Percentage Basis).

         As of January 2, 1998, GS&Co. and GS Group may be deemed to beneficially own (i) the 4,182,441 Paired Shares that may be deemed to be beneficially owned by the Reporting Persons as described above, (ii) 200,455 Paired Shares that may be deemed to be beneficially owned by the Other Limited Partnerships and (iii) 576,380 Paired Shares held in Managed Accounts,

CUSIP No. 855905 20 4                                       PAGE 21 OF 35 PAGES


representing in the aggregate approximately 7.8% of the Paired Shares (presented on the Percentage Basis).

         GS& Co. and GS Group each disclaims beneficial ownership of Paired Shares (i) beneficially owned by the Reporting Persons other than GS&Co. and GS Group or by the Other Limited Partnerships to the extent of the equity interests in such Reporting Persons or such Other Limited Partnerships held by persons other than GS&Co, GS Group or their affiliates and (ii) held in Managed Accounts. In addition, each of the Reporting Persons disclaims beneficial ownership of Paired Shares to the extent that the Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units may be exchanged for cash rather than Paired Shares at the option of Starwood as described in Item 6.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedule I, Schedule II-A and Schedule II-B hereto, beneficially own any Paired Shares other than as set forth herein.

     (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of the Paired Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 8 above.

     (c) Except as set forth on Schedule IV and in connection with the Transaction, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, Schedule II-A or
Schedule II-B hereto, has been party to any transaction in the Paired Shares during the sixty-day period ending on January 2, 1998. Schedule IV sets forth the transactions in the Paired Shares and certain put options which have been effected by GS&Co. during the period

CUSIP No. 855905 20 4                                      PAGE 22 OF 35 PAGES




from November 3, 1997 through January 2, 1998. The purchases by GS&Co. set forth in Schedule IV were made in the ordinary course of business on behalf of Managed Accounts.

     (d) Except for clients who may with respect to Paired Shares held in Managed Accounts, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Paired Shares that may be deemed to be beneficially owned by the Reporting Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Class A EPS and Class B EPS. The holders of the Class A EPS and Class B EPS have identical voting rights as the holders of Trust Shares, and the shares of Class A EPS and Class B EPS will be voted as a single class with the outstanding Trust Shares. The Class A EPS is exchangeable, at the option of the holder, at any time into Paired Shares on a one-for-one basis, subject to certain anti-dilution adjustments. During the period beginning on January 2, 1999 and ending on January 2, 2003, the Class B EPS will be exchangeable on a one-for-one basis, subject to certain anti-dilution adjustments, into Class A EPS (which, as noted above, will be exchangeable for Paired Shares). The terms of the Class B EPS also include certain redemption and "call" features that require or entitle Starwood Trust to redeem or purchase the Class B EPS at a price, which is subject to certain anti-dilution adjustments, of $38.50 per share (or, in certain circumstances, Paired Shares having a value equal to such price) from and after January 2, 2003. In the event that Starwood Trust defaults in its obligations under the Class B EPS, including the exchange and redemption provisions, the

CUSIP No. 855905 20 4                                      PAGE 23 OF 35 PAGES


holders of a majority of the outstanding Class B EPS will have the right to designate two additional members of the Board of Trustees of Starwood Trust.

         Realty Partnership Units and Operating Partnership Units. Pursuant to the terms of the Exchange Rights Agreements each Realty Partnership Unit and Operating Partnership Unit is exchangeable, at the option of the holder, at any time for one Paired Share (subject to certain anti-dilution adjustments), subject to the right of Starwood to deliver cash in lieu of such Paired Shares (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder). In addition, during the period beginning on January 2, 1998 and ending on January 2, 2003, each Realty Partnership Unit and Operating Partnership Unit will be exchangeable, at the option of the holder, into one share of Class B EPS (subject to certain anti-dilution adjustments), subject to the right of Starwood to deliver cash in lieu of such shares of Class B EPS (or, in certain circumstances, to deliver a promissory note or to cause the registered sale of such securities and the delivery of the net purchase price from such sale to the exchanging holder).

         Certain Anti-Dilution Adjustments. The number of Paired Shares, shares of Class A EPS or Class B EPS, as applicable, that will be issuable upon exchange or redemption of the Starwood Transaction Securities is subject to adjustment upon (i) the payment of a dividend on the outstanding Trust Shares or Corporation Shares that is payable in additional Trust Shares or Corporation Shares, respectively, (ii) the subdivision of the outstanding Trust Shares or Corporation Shares into a greater number of shares (whether by stock split or otherwise), (iii) the combination of the outstanding Trust Shares or Corporation Shares into a smaller number of shares (whether by

CUSIP No. 855905 20 4                                      PAGE 24 OF 35 PAGES


reverse stock split or otherwise), or (iv) the issuance of any shares of Starwood Trust or Starwood Corporation by reclassification of the Trust Shares or the Corporation Shares, respectively.

         Certain Restrictions on Transfer. The Transaction Agreement provides that until January 2, 1999, the recipients of the Starwood Transaction Securities will not sell or otherwise transfer ("Transfer") any of the Starwood Transaction Securities received in the Transaction, or any Paired Shares received upon conversion of exchange of any thereof (collectively, "Starwood Securities"), to any person other than to a permitted transferee (defined to include investors in such recipient or its or their permitted designees) that agrees to be bound by such restrictions; provided that the Realty Partnership Units and Operating Partnership Units received in the Transaction may not be Transferred to any person. The Transaction Agreement further provides that during each of the first four calendar quarters ending on or after January 2, 1997, no recipient of Starwood Transaction Securities will transfer more than 25% (as such percentage shall be determined on a cumulative basis, including any Starwood Securities that could have, but were not, Transferred in a previous fiscal quarter) of the Starwood Securities received by it in the Transaction, or any Paired Shares received upon exchange of any Starwood Transaction Securities, to any person other than a permitted transferee. In the event of a change in control of Starwood, the foregoing restrictions on Transfer will cease to apply.

         Registration Rights. Pursuant to the Registration Rights Agreement, Starwood Trust and Starwood Corporation have granted to certain holders of Starwood Transaction Securities, including WHWE, GS Capital Partners and the Other Limited Partnerships, registration rights with respect to the Paired Shares that may be issued upon exchange of the Starwood Transaction Securities

CUSIP No. 855905 20 4                                      PAGE 25 OF 35 PAGES


issued in the Transaction and, in the event of a default by Starwood Trust of certain of its obligations under the Class B EPS, the shares of Class B EPS received in the Transaction (collectively, the "Registrable Securities").

         Pursuant to the Registration Rights Agreement, any holder or group of holders of more than 10% of Starwood Transaction Securities issued in the Transaction may, subject to certain limitations, require Starwood Trust and Starwood Corporation to file a shelf registration statement with respect to the Registrable Securities held by such holder and any other holder that desires to have its Registrable Securities included in such registration statement; provided that each of the holders shall have the right to make only one election to require Starwood Trust and Starwood Corporation to file such a shelf registration statement. The holders of Registrable Securities also have rights, subject to certain limitations, to require Starwood Trust and Starwood Corporation to include Registrable Securities in other registrations of equity securities by Starwood Trust and Starwood Corporation. The holders of Registrable Securities have, subject to certain limitations, agreed in the Registration Rights Agreement not to sell Paired Shares during the 90-day period (or the 45-day period if there has been another "blackout" period during the preceding 365 days) following the date on which another registration statement in respect of securities of Starwood has been declared effective. The Registration Rights Agreement provides that Starwood Trust and Starwood Corporation will indemnify the selling holders for certain liabilities, including liabilities arising under the Securities Act of 1933.

CUSIP No. 855905 20 4                                       PAGE 26 OF 35 PAGES


         The Registration Rights Agreement provides that all costs and expenses (other than underwriters' discounts and commissions and the fees and expenses of counsel to the selling holders) incurred in connection with the registration of Registrable Securities pursuant to the Registration Rights Agreement shall be paid by Starwood Trust and Starwood Corporation.

         The foregoing discussion is qualified in its entirety by reference to the Transaction Agreement, the Registration Rights Agreement, the amendment to the Declaration of Trust of Starwood Trust creating the Class A EPS and Class B EPS and the Exchange Rights Agreements of Starwood Realty Partnership and Starwood Operating Partnership which are filed as exhibits hereto, each of which is incorporated by reference in their entirety into this Item 6.


Item 7.  Material to be Filed as Exhibits.

Exhibit No.    Exhibit                                                     Page

   1 Transaction Agreement, dated as of September 8, 1997, among WHWE, Woodstar, NACC, Bartels, the L.L.C., Worldwide, W&S Lauderdale Corp., W&S Seattle Corp., Westin St. John Hotel Company, Inc., W&S Denver Corp., W&S Atlanta Corp., Starwood Trust, Starwood Realty Partnership, Starwood Corporation and Starwood Operating Partnership (incorporated by reference to Exhibit 2 of the current report on Form 8-K of Starwood, dated September 9, 1997).

   2           Registration   Rights  Agreement  ,  dated  as  of
               January 2, 1998  among  Starwood  Trust,  Starwood
               Corporation, the LLC, WHWE, Woodstar, and Bartels.

CUSIP No. 855905 20 4                                       PAGE 27 OF 35 PAGES


   3           Exchange Rights Agreement,  dated as of January 2,
               1998,  between  Starwood  Trust,  Starwood  Realty
               Partnership  and  certain   Limited   Partners  of
               Starwood Realty Partnership named therein.

   4           Exchange Rights Agreement,  dated as of January 2,
               1998,  between Starwood Trust,  Starwood Operating
               Partnership  and  certain   limited   partners  of
               Starwood Operating Partnership therein.

   5           Exhibit A to Articles of Merger  between  Starwood
               Trust and Worldwide (which amends the Declaration of Trust of Starwood Trust to provide the terms of the Class A EPS and the Class B EPS).

   6           Certificate  of  Admission  to SLT Realty  Limited
               Partnership,  effective  January  2, 1998  between
               Starwood Realty  Partnership,  WHWE,  Woodstar and
               Nomura.

   7           Certificate of Admission to SLC Operating  Limited
               Partnership,  effective  January  2, 1998  between
               Starwood Operating Partnership, WHWE, Woodstar and
               Nomura.

   8           Joint Filing Agreement

CUSIP No. 855905 20 4                                      PAGE 28 OF 35 PAGES



                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.


Dated:  January 12, 1998

                                   WHWE L.L.C.

                                   By:  Whitehall Street Real Estate
                                        Limited Partnership V,
                                        Member and Manager

                                   By:  WH Advisors, L.P. V,
                                        its general partner

                                   By:  WH Advisors, Inc. V,
                                        its general partner


                                   By: /s/ Elizabeth A. O'Brien
                                      -----------------------------------------
                                      Name:  Elizabeth A. O'Brien
                                      Title: Vice President


                                   WHITEHALL STREET REAL ESTATE
                                   LIMITED PARTNERSHIP V

                                   By:  WH Advisors, L.P. V,
                                        its general partner

                                   By:  WH Advisors, Inc. V,
                                        its general partner


                                   By: /s/ Elizabeth A. O'Brien
                                      -----------------------------------------
                                      Name:  Elizabeth A. O'Brien
                                      Title: Vice President

CUSIP No. 855905 20 4                                      PAGE 29 OF 35 PAGES


                                   WH ADVISORS, L.P. V,



                                   By:  WH Advisors, Inc. V,
                                        its general partner


                                   By: /s/ Elizabeth A. O'Brien
                                      -----------------------------------------
                                      Name:  Elizabeth A. O'Brien
                                      Title: Vice President



                                   GS CAPITAL PARTNERS, L.P.

                                   By:  GS Advisors, L.P.,
                                        its general partner

                                   By:  GS Advisors, Inc.,
                                        its general partner


                                   By: /s/ Richard A. Friedman
                                      -----------------------------------------
                                      Name:  Richard A. Friedman
                                      Title: President


                                   GS ADVISORS,  L.P.

                                   By:  GS Advisors, Inc.,
                                        its general partner


                                   By: /s/ Richard A. Friedman
                                      -----------------------------------------
                                      Name:  Richard A. Friedman
                                      Title: President

CUSIP No. 855905 20 4                                      PAGE 30 OF 35 PAGES


                                   THE GOLDMAN SACHS GROUP, L.P.


                                    By:  The Goldman Sachs Corporation,
                                         its general partner


                                    By: /s/ Richard A. Friedman
                                       ----------------------------------------
                                       Name:  Richard A. Friedman
                                       Title: Executive Vice President



                                   GOLDMAN, SACHS & CO.


                                   By: /s/ Richard A. Friedman
                                      -----------------------------------------
                                      Name:  Richard A. Friedman
                                      Title: Managing Director

CUSIP No. 855905 20 4                                      PAGE 31 OF 35 PAGES



                                   SCHEDULE I


         The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

         The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.

Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain

John L. Thornton

CUSIP No. 855905 20 4                                       PAGE 32 OF 35 PAGES



                                  SCHEDULE II-A

     The name, position and present principal occupation of each director and executive officer of WH Advisors, Inc. V, the sole general partner of WH Advisors, L.P. V, which is the sole general partner of Whitehall Street Real Estate Limited Partnership V, are set forth below.

     The business address of all the executive officers and directors listed below except G. Douglas Gunn, Todd A. Williams and Richard E. Georgi III is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn and Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Richard E. Georgi III is 133 Fleet Street, London EC4A 2BB, England.

     All executive officers and directors listed below are United States citizens.

Name                              Position                                 Present Principal Occupation
----                              --------                                 ----------------------------
Rothenberg, Stuart M.             Director/Vice President                  Managing Director of
                                                                           Goldman, Sachs & Co.

Neidich, Daniel M.                President                                Managing Director of
                                                                           Goldman, Sachs & Co.

O'Brien, Elizabeth A.             Vice President/Assistant                 Vice President of
                                  Secretary                                Goldman, Sachs & Co.

Georgi III, Richard E.            Vice President                           Vice President of
                                                                           Goldman Sachs International

Weil, David M.                    Vice President                           Vice President of
                                                                           Goldman, Sachs & Co.

Rosenberg, Ralph F.               Vice President/Assistant                 Vice President of
                                  Secretary                                Goldman, Sachs & Co.

Williams, Todd A.                 Vice President/Assistant                 Managing Director of
                                  Secretary/Assistant Treasurer            Goldman, Sachs & Co.

Naughton, Kevin D.                Vice President/                          Vice President of
                                  Secretary/Treasurer                      Goldman, Sachs & Co.

Siskind, Edward M.                Vice President/Assistant                 Vice President of
                                  Treasurer                                Goldman, Sachs & Co.

Klingher, Michael K.              Vice President                           Vice President of
                                                                           Goldman, Sachs & Co.

Gunn, G. Douglas                  Vice President                           Vice President of
                                                                           Goldman, Sachs & Co.

CUSIP No. 855905 20 4                                       PAGE 33 OF 35 PAGES



                                  SCHEDULE II-B

     The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

     The business address of all the executive officers and directors listed below except Henry Cornell and Barry Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry Volpert is 133 Fleet Street, London EC4A 2BB, England.

     All executive officers and directors listed below are United States citizens.

Name                              Position                              Present Principal Occupation
----                              --------                              ----------------------------
Richard A. Friedman               Director/President                    Managing Director of
                                                                        Goldman, Sachs & Co.

Terence M. O'Toole                Director/Vice President               Managing Director of
                                                                        Goldman, Sachs & Co.

Elizabeth S. Cogan                Treasurer                             Managing Director of
                                                                        Goldman, Sachs & Co.

Joseph H. Gleberman               Director/ Vice President              Managing Director of
                                                                        Goldman, Sachs & Co.

Henry Cornell                     Vice President                        Managing Director of
                                                                        Goldman Sachs (Asia) L.L.C.

Barry S. Volpert                  Director/Vice President               Managing Director of
                                                                        Goldman Sachs International

Eve M. Gerriets                   Vice President/Secretary              Vice President of
                                                                        Goldman, Sachs & Co.

David J. Greenwald                Assistant Secretary                   Vice President of
                                                                        Goldman, Sachs & Co.

C. Douglas Fuge                   Assistant Treasurer                   Managing Director of
                                                                        Goldman, Sachs & Co.

Katherine B. Enquist              Vice President                        Vice President of
                                                                        Goldman, Sachs & Co.


CUSIP No. 855905 20 4                                       PAGE 34 OF 35 PAGES


                                  SCHEDULE III

     In  settlement  of  Securities  and  Exchange   Commission   Administrative
Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

     The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

     In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.

     The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

CUSIP No. 855905 20 4                                       PAGE 35 OF 35 PAGES



                                   SCHEDULE IV
                    Starwood Lodging Hotels and Resorts Trust


Cusip No.       Purchases      Sales      Price     Trade Date    Settlement Date
------------   ------------   -------   ---------   -----------   ---------------
855905-20-4                     1,000   52  13/16     13-Nov-97         18-Nov-97
855905-20-4           2,500             54  1/4       13-Nov-97         18-Nov-97
855905-20-4                     1,500   53  15/16     13-Nov-97         18-Nov-97
855905-20-4                     1,000   53  5/16      12-Dec-97         17-Dec-97
855905-20-4                       250   55  5/16      12-Nov-97         17-Nov-97
855905-20-4                     1,000   55            13-Nov-97         18-Nov-97
855905-20-4                     1,000   52  5/8       11-Dec-97         16-Dec-97
855905-20-4                     1,000   55            13-Nov-97         18-Nov-97
855905-20-4                     1,000   52  5/8       11-Dec-97         16-Dec-97
855905-20-4             500             59  2/4        5-Nov-97         10-Nov-97
855905-20-4                     2,000   58  3/4        7-Nov-97         13-Nov-97
855905-20-4                     1,800   58  9/16       7-Nov-97         13-Nov-97
855905-20-4                       200   58  5/8        7-Nov-97         13-Nov-97
855905-20-4           1,500             52  9/16      24-Nov-97         28-Nov-97
855905-20-4                       600   52  2/4       11-Dec-97         16-Dec-97
855905-20-4                       500   52  2/4       11-Dec-97         16-Dec-97
855905-20-4             400             52  3/8       17-Dec-97         22-Dec-97
855905-20-4             400             52  3/8       17-Dec-97         22-Dec-97
855905-20-4             750             52  15/16     15-Dec-97         18-Dec-97
855905-20-4           1,000             52  7/8       15-Dec-97         18-Dec-97
855905-20-4           1,800             53  3/8       12-Dec-97         17-Dec-97
855905-20-4           2,250             57  3/4       31-Dec-97          6-Jan-98
855905-20-4           1,085             56.188         1-Dec-97          4-Dec-97
855905-20-4           1,085             56.188         1-Dec-97          4-Dec-97
855905-9Q-J                        50    3  3/4       17-Nov-97         18-Nov-97
855905-9W-K               3                 15/16     20-Nov-97         21-Nov-97
855905-9W-K              17              1  3/8       21-Nov-97         24-Nov-97
855905-9X-J                        10    2            13-Nov-97         14-Nov-97
------------   ------------   -------   ---------   -----------   ---------------
